Exhibit 99.1

Management’s Discussion and Analysis For the three and six months ended March 31, 2022 and 2021

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

April 27, 2022

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and six months ended March 31, 2022 and 2021. CGI’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to negotiate favourable contractual terms, to deliver our services and to collect receivables, the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at

© CGI Inc.	Page 1

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic risks in section 8.1.1. of the present document. Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 8 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

© CGI Inc.	Page 2

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our most relevant key performance measures :

Profitability

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS measure can be found in section 3.4. of the present document.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of the Company’s activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenue. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period to period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. Please refer to note 5 of our interim condensed consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments by our revenues. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. of the present document.

Effective tax rate excluding specific items (non-GAAP) - is obtained by dividing income tax expense, excluding tax deductions on acquisition-related and integration costs and restructuring costs and tax adjustments, by earnings before income taxes excluding specific items. Management believes that this measure allows for better comparability from period to period. A reconciliation of the effective tax rate excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Growth

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

Backlog – includes new contract wins, extensions and renewals (bookings), adjusted for the backlog consumed during the period as a result of client work performed, cancellation and the impact of foreign currencies to our existing contracts. Bookings and backlog incorporate estimates from management that are subject to change. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and net debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company’s operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

Return on equity (ROE) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last twelve months over the last four quarters’ average shareholder’s equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholder’s’ equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

REPORTING SEGMENTS

The Company is managed through nine operating segments, namely: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). Please refer to sections 3.4. and 3.6. of the present document and to note 8 of our interim condensed consolidated financial statements for additional information on our segments.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Section	Contents		Pages

5. Changes in Accounting Policies	A summary of the accounting standard changes.		34

6. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the interim condensed consolidated financial statements.		35

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		38

8. Risk	8.1.	Risks and Uncertainties	40

Environment	8.2.	Legal Proceedings	53

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading provider of business and strategic IT services with approximately 84,000 consultants and professionals worldwide, whom are called members as they are also owners through our Share Purchase Plan. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants are committed to providing actionable insights that help clients achieve sustainable outcomes. They leverage best-shore centers that deliver scale, innovation and delivery excellence to every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the digital transformation of their value chains. Together, our end-to-end services and solutions help clients design, implement, accelerate, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business consulting, strategic IT consulting and systems integration: CGI helps clients create a path for future growth and sustainable value through services such as business model transformation, change management, customer experience design, and business strategy, including digital advisory services. In addition, our systems integration services help clients accelerate the modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development and maintenance; services that blend legacy and modern solutions, such as virtual, hybrid and cloud; and business process services.

iii.

Intellectual property (IP): CGI’s solutions and end-to-end services form the foundation of a complete business platform. We collaborate with our clients in building IP-based business solutions that deliver industry-leading outcomes with agility and speed. Our solutions enable a high degree of flexibility, and we continually incorporate global innovations that align with clients’ unique digital needs. Embedded across these services are a robust set of highly configurable intellectual property (IP) solutions.

Deep industry expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide blueprints that map to clients’ industry operating models. This, in turn, informs our offering roadmap to ensure we customize and adapt our capabilities to meet clients’ unique needs.

Our targeted industries include communications and media, energy and utilities, banking, insurance, government, space, health and life sciences, manufacturing, retail and consumer services, transportation and logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: communications and utilities; financial services; government (which includes space); health; and manufacturing, retail and distribution (MRD).

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Helping clients become digital leaders

Our clients must navigate massive change. Trends such as evolving regulations, supply chain reconfiguration, sustainability actions and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digital provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Mastering technology enables clients to lead rather than falter through the next phase of digital revolution. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations. These leaders embrace the following attributes:

•	Clearly define and align on stakeholder outcomes

•	View transformation holistically

•	Modernize, simplify and protect their digital value chains

•	Consider sustainability core to creating value for customers and citizens

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and information to improve how they operate, deliver products and services, and create value. We help clients adopt these attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model—CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

Our strategy has always been based on long-term fundamentals. For further details, please refer to section 1.2 of CGI’s MD&A for the years ended September 30, 2021 and 2020, which is available on CGI’s website at www.cgi.com and which was filed with Canadian securities regulators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

1.3. COMPETITIVE ENVIRONMENT

There have been no significant changes to our competitive environment since the end of Fiscal 2021. For further details, please refer to section 1.3 of CGI’s MD&A for the years ended September 30, 2021 and 2020 which is available on CGI’s website at www.cgi.com and which was filed with Canadian securities regulators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

2.	Highlights and Key Performance Measures

2.1. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended	Mar. 31, 2022	Dec. 31, 2021	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020

In millions of CAD unless otherwise noted

Growth

Revenue	3,268.9	3,092.4	3,007.5	3,021.4	3,078.5	3,019.4	2,925.6	3,052.7

Year-over-year revenue growth	6.2%	2.4%	2.8%	(1.0%)	(1.7%)	(1.2%)	(1.1%)	(2.2%)

Constant currency year-over-year revenue growth	10.0%	6.8%	6.4%	3.5%	(1.7%)	(3.6%)	(4.5%)	(3.5%)

Backlog	23,144	23,577	23,059	23,345	23,094	22,769	22,673	22,295

Bookings	3,316	3,604	2,921	3,634	3,892	3,397	3,474	2,841

Book-to-bill ratio	101.4%	116.5%	97.1%	120.3%	126.4%	112.5%	118.8%	93.1%

Book-to-bill ratio trailing twelve months	108.7%	115.2%	114.2%	119.5%	112.6%	103.0%	97.4%	96.6%

Profitability

Adjusted EBIT[1]	523.6	521.5	493.3	476.8	486.3	495.7	457.6	448.0

Adjusted EBIT margin	16.0%	16.9%	16.4%	15.8%	15.8%	16.4%	15.6%	14.7%

Net earnings	372.0	367.4	345.9	338.5	341.2	343.5	251.9	260.9

Net earnings margin	11.4%	11.9%	11.5%	11.2%	11.1%	11.4%	8.6%	8.5%

Diluted EPS (in dollars)	1.53	1.49	1.39	1.36	1.34	1.32	0.96	1.00

Net earnings excluding specific items[1]	374.1	369.4	346.9	339.0	341.9	347.2	318.4	308.4

Net earnings margin excluding specific items	11.4%	11.9%	11.5%	11.2%	11.1%	11.5%	10.9%	10.1%

Diluted EPS excluding specific items (in dollars)[1]	1.53	1.50	1.40	1.36	1.35	1.33	1.22	1.18

Liquidity

Cash provided by operating activities	472.6	484.3	526.9	418.9	572.6	597.5	492.0	584.8

As a % of revenue	14.5%	15.7%	17.5%	13.9%	18.6%	19.8%	16.8%	19.2%

Days sales outstanding	42	45	45	44	39	44	47	48

Capital structure

Net debt [1]	2,729.7	2,687.9	2,535.9	2,956.6	2,938.7	2,672.5	2,777.9	3,243.5

Net debt to capitalization ratio	28.7%	27.8%	26.6%	30.9%	30.9%	27.1%	27.7%	31.8%

Return on equity	21.0%	20.3%	19.8%	18.4%	17.2%	16.6%	16.0%	17.3%

Return on invested capital	15.7%	15.3%	14.9%	13.8%	12.8%	12.4%	12.1%	13.0%

Balance sheet

Cash and cash equivalents, and short-term investments	1,059.4	1,185.7	1,700.2	1,267.1	1,339.8	1,675.1	1,709.5	1,371.1

Total assets	14,475.7	14,704.9	15,021.0	14,599.3	15,021.0	15,271.0	15,550.4	15,343.3

Long-term financial liabilities[2]	3,523.5	3,608.2	3,659.8	3,453.0	3,659.8	3,598.1	4,030.6	4,363.5

[1]

Please refer to sections 3.7. , 3.8.3. and 4.5. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for Fiscal 2022, 2021 and 2020. For the three months period ending September 30, 2020 and 2021, please refer to sections 5.6. and 5.6.1.

[2]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

2.2. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
5
4
3
2
1
0
120.00
110.00
100.00
90.00
80.00
70.00
60.00
50.00
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Daily Trade Volume 1
Closing Price

2.2.1. Q2 2022 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)

Open:	112.10	Open:	88.11

High:	113.00	High:	89.05

Low:	99.23	Low:	77.25

Close:	99.59	Close:	79.83

CDN average daily trading volumes[1]:	775,653	NYSE average daily trading volumes:	215,819

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

2.2.2. Normal Course Issuer Bid (NCIB)

On February 1, 2022, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 18,781,981 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 24, 2022. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2022 until no later than February 5, 2023, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the three months ended March 31, 2022, the Company purchased for cancellation 3,968,159 Class A Shares under the current NCIB from Caisse de dépôt et de placement du Québec, for $400.0 million and at a weighted average price of $100.80. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

During the six months ended March 31, 2022, the Company purchased for cancellation 6,278,925 Class A Shares for $650.5 million at a weighted average price of $103.60 under the previous and current NCIB.

As at March 31, 2022, the Company could purchase up to 14,813,822 Class A Shares for cancellation under the current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at April 22, 2022:

Capital Stock and Options Outstanding	As at April 22, 2022

Class A subordinate voting shares	213,211,337

Class B multiple voting shares	26,445,706

Options to purchase Class A subordinate voting shares	7,385,239

2.3. COVID-19

Our executive crisis management team and our network of local crisis management teams continue to closely monitor the evolving COVID-19 pandemic, executing on our business continuity plan and working collaboratively with our clients. We have established key guidelines and procedures related to security and access controls, member health screening, member isolation and quarantine, and facility infrastructure, maintenance and cleaning, to ensure that our workplace practices are in line with local government recommendations and requirements, as well as compliant with the appropriate standards of safety, health, wellness and required workplace readiness certifications. We continue to monitor key suppliers to prevent service disruptions or significant impacts in the delivery of services or goods from our suppliers.

To address issues associated with a significant number of our members working remotely, we bolstered perimeter defense with advanced cyber threat monitoring, data encryption, remote access technologies and timely system patching. Additionally, we are providing training and education so that members understand our “Securely working from home guidance”, and are taking precautionary measures to protect CGI and our client’s assets.

Governments in many countries are rolling back some public-health restrictions. While some of our members have been gradually returning to work in our offices, we continue to monitor government and industry guidelines for bringing members back into our offices and providing secure and safe working environments.

Our highest priority remains the health and safety of our members and providing service continuity for our clients. CGI’s proximity-based business model, robust internal infrastructure and strong balance sheet and liquidity position (refer to section 4.2. of the present document for further details) limited the impact of confinement measures imposed in several countries and assured the continuity of our services to our clients while allowing the majority of our members to work remotely.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

2.4. UKRAINE CONFLICT

We are closely monitoring the evolving conflict in Ukraine. CGI does not have any established operations in Ukraine, Russia or Belarus. All of our operations in countries in geographic proximity to Ukraine or Russia are being closely monitored. None of the entities in the CGI group are subject to any sanctions or related restrictions. After internal review, it is our belief that we do not have any material supply chain, customer base and/or business reliance in Russia or Belarus. Additionally, none of our directors, officers or our principal shareholders are based out of Russia or Belarus.

2.5. INVESTMENT IN SUBSIDIARIES

On October 1, 2021, the Company acquired Array Holding Company, Inc. (Array) a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations, based in the United States and headquartered in Greenbelt, Maryland. The acquisition added approximately 275 professionals to the Company.

On October 28, 2021, the Company acquired Cognicase Management Consulting (CMC), a leading provider of technology and management consulting services and solutions, primarily in the Spanish market, headquartered in Madrid, Spain. The acquisition added approximately 1,500 professionals to the Company.

On February 28, 2022, the Company acquired Unico Computer Systems Pty Ltd (Unico), a technology consultancy and systems integrator, headquartered in Melbourne, Australia. The acquisition added approximately 130 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $196.2 million.

On March 11, 2022, the Company announced that it had entered into an agreement for the acquisition of all of the shares of Umanis SA (Umanis), a digital company specializing in data, digital and business solutions, headquartered in Paris, France. The proposed transaction values the entire share capital of Umanis at approximately €310 million ($431.4 million), on a fully diluted basis, and is subject to certain conditions and the completion of consultation procedures. The acquisition will add approximately 3,000 professionals to the Company.

© CGI Inc.	Page 13

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter were $3.3 billion representing a book-to-bill ratio of 101.4%. The breakdown of the new bookings signed during the quarter is as follows:

Contract Type		Service Type		Segment		Vertical Market

A. Extensions, renewals and add-ons	69%	A. Managed IT and Business Process Services	52%	A. U.K. and Australia	18%	A. Government	35%

B. New business	31%	B. Business consulting, strategic IT consulting and systems integration	48%	B. U.S. Commercial and State Government	17%	B. Financial Services	22%

				C. Western and Southern Europe	16%	C. MRD	21%

				D. Canada	14%	D. Communications & utilities	19%

				E. U.S. Federal	13%	E. Health	3%

				F. Central and Eastern Europe	11%

				G Scandinavia	6%

				H. Finland, Poland and Baltics	5%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with managed IT and business process services contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended March 31, 2022	Bookings for the trailing twelve months ended March 31, 2022	Book-to-bill ratio for the trailing twelve months ended March 31, 2022

Total CGI	3,315,721	13,473,600	108.7%

Western and Southern Europe	525,986	2,088,216	103.3%

U.S. Commercial and State Government	568,691	2,306,869	113.0%

Canada	470,275	2,104,530	105.0%

U.S. Federal	448,637	1,681,066	101.1%

U.K. and Australia	579,227	1,889,631	125.3%

Central and Eastern Europe	354,136	1,388,186	102.1%

Scandinavia	202,137	824,483	81.1%

Finland, Poland and Baltics	166,632	1,190,619	153.3%

© CGI Inc.	Page 14

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at March 31,	2022	2021	Change

U.S. dollar	1.2484	1.2573	(0.7%)

Euro	1.3848	1.4768	(6.2%)

Indian rupee	0.0165	0.0172	(4.1%)

British pound	1.6416	1.7348	(5.4%)

Swedish krona	0.1336	0.1442	(7.4%)

Average foreign exchange rates

	For the three months ended March 31,			For the six months ended March 31,
	2022	2021	Change	2022	2021	Change

U.S. dollar	1.2664	1.2659	—%	1.2635	1.2845	(1.6%)

Euro	1.4209	1.5253	(6.8%)	1.4310	1.5395	(7.0%)

Indian rupee	0.0168	0.0174	(3.4%)	0.0168	0.0175	(4.0%)

British pound	1.6986	1.7461	(2.7%)	1.6990	1.7337	(2.0%)

Swedish krona	0.1357	0.1507	(10.0%)	0.1390	0.1510	(7.9%)

© CGI Inc.	Page 15

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter:

Service Type		Client Geography		Vertical Market

A. Managed IT and Business Process Services	54%	A. U.S.	30%	A. Government	35%
B. Business consulting, strategic IT consulting and systems integration	46%	B. Canada	16%	B. MRD	23%
		C. France	14%	C. Financial services	22%

		D. U.K.	11%	D. Communications & utilities	13%

		E. Germany	6%	E. Health	7%

		F. Finland	6%

		G. Sweden	6%

		H. Rest of the world	11%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.1% of our revenue for the three months ended March 31, 2022 as compared to 12.6% for the three months ended March 31, 2021.

For both the six months ended March 31, 2022 and 2021, we generated 13.1% and 12.8%, respectively, of our revenue from the U.S. federal government including its various agencies.

© CGI Inc.	Page 16

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Q2 2022 and Q2 2021. The three months ended March 31, 2021 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

	For the three months ended March 31,			For the six months ended March 31,
In thousands of CAD except for percentages
	2022	2021	%	2022	2021	%

Total CGI revenue	3,268,946	3,078,540	6.2%	6,361,342	6,097,981	4.3%

Variation prior to foreign currency impact	10.0%			8.4%

Foreign currency impact	(3.8%)			(4.1%)

Variation over previous period	6.2%			4.3%

Western and Southern Europe

Revenue prior to foreign currency impact	599,501	513,588	16.7%	1,152,610	993,908	16.0%

Foreign currency impact	(40,934)			(80,504)

Western and Southern Europe revenue	558,567	513,588	8.8%	1,072,106	993,908	7.9%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	506,646	430,825	17.6%	1,006,386	867,249	16.0%

Foreign currency impact	34			(16,272)

U.S. Commercial and State Government revenue	506,680	430,825	17.6%	990,114	867,249	14.2%

Canada

Revenue prior to foreign currency impact	495,250	443,756	11.6%	960,644	873,520	10.0%

Foreign currency impact	55			176

Canada revenue	495,305	443,756	11.6%	960,820	873,520	10.0%

U.S. Federal

Revenue prior to foreign currency impact	438,379	399,639	9.7%	869,237	810,625	7.2%

Foreign currency impact	187			(14,096)

U.S. Federal revenue	438,566	399,639	9.7%	855,141	810,625	5.5%

U.K. and Australia

Revenue prior to foreign currency impact	353,954	345,073	2.6%	656,468	672,868	(2.4%)

Foreign currency impact	(10,293)			(14,345)

U.K. and Australia revenue	343,661	345,073	(0.4%)	642,123	672,868	(4.6%)

Central and Eastern Europe

Revenue prior to foreign currency impact	365,611	336,940	8.5%	722,021	655,326	10.2%

Foreign currency impact	(23,878)			(48,593)

Central and Eastern Europe revenue	341,733	336,940	1.4%	673,428	655,326	2.8%

Scandinavia

Revenue prior to foreign currency impact	266,321	273,807	(2.7%)	524,897	548,346	(4.3%)

Foreign currency impact	(23,670)			(37,289)

Scandinavia revenue	242,651	273,807	(11.4%)	487,608	548,346	(11.1%)

© CGI Inc.	Page 17

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

	For the three months ended March 31,			For the six months ended March 31,
In thousands of CAD except for percentages
	2022	2021	%	2022	2021	%

In thousands of CAD except for percentages

Finland, Poland and Baltics

Revenue prior to foreign currency impact	204,510	198,213	3.2%	412,045	406,214	1.4%

Foreign currency impact	(14,198)			(29,457)

Finland, Poland & Baltics revenue	190,312	198,213	(4.0%)	382,588	406,214	(5.8%)

Asia Pacific

Revenue prior to foreign currency impact	199,908	166,543	20.0%	393,415	328,424	19.8%

Foreign currency impact	(6,426)			(15,968)

Asia Pacific revenue	193,482	166,543	16.2%	377,447	328,424	14.9%

Eliminations	(42,011)	(29,844)	40.8%	(80,033)	(58,499)	36.8%

For the three months ended March 31, 2022, revenue was $3,268.9 million, an increase of $190.4 million, or 6.2% over the same period last year. On a constant currency basis, revenue increased by $306.4 million or 10.0%. The increase was mainly due to growth across all vertical markets, as well as recent business acquisitions.

For the six months ended March 31, 2022, revenue was $6,361.3 million, an increase of $263.4 million or 4.3 % over the same period last year. On a constant currency basis, revenue increased by $512.3 million or 8.4%. The increase was due to the same factors identified for the quarter, in part offset by unfavourable adjustments on client contracts within the U.K. and Australia and Scandinavia segments.

3.4.1. Western and Southern Europe

For the three months ended March 31, 2022, revenue in our Western and Southern Europe segment was $558.6 million, an increase of $45.0 million or 8.8% over the same period last year. On a constant currency basis, revenue increased by $85.9 million or 16.7%. The increase in revenue was mainly the result of growth within the MRD, government and financial services vertical markets, as well as, the CMC acquisition.

For the six months ended March 31, 2022, revenue in our Western and Southern Europe segment was $1,072.1 million, an increase of $78.2 million or 7.9% over the same period last year. On a constant currency basis, revenue increased by $158.7 million or 16.0%. The increase in revenue was mainly due to the same factors identified in the quarter.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $331 million and $645 million for the three and six months ended March 31, 2022, respectively.

3.4.2. U.S. Commercial and State Government

For the three months ended March 31, 2022, revenue in our U.S. Commercial and State Government segment was $506.7 million, an increase of $75.9 million or 17.6% over the same period last year. On a constant currency basis, revenue increased by $75.8 million or 17.6%. The increase was due to higher work volumes within the financial services, communications & utilities and government vertical markets, as well as recent acquisitions.

For the six months ended March 31, 2022, revenue in our U.S. Commercial and State Government segment was $990.1 million, an increase of $122.9 million or 14.2% over the same period last year. On a constant currency basis, revenue increased by $139.1 million or 16.0%. The increase was due to the same factors identified in the quarter.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $314 million and $614 million for the three and six months ended March 31, 2022, respectively.

© CGI Inc.	Page 18

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.4.3. Canada

For the three months ended March 31, 2022, revenue in our Canada segment was $495.3 million, an increase of $51.5 million or 11.6% compared to the same period last year. On a constant currency basis, revenue increased by $51.5 million or 11.6%. The increase was mainly due to growth across all vertical markets, largely in financial services and MRD, and an increase in IP license sales and service revenue.

For the six months ended March 31, 2022, revenue in our Canada segment was $960.8 million, an increase of $87.3 million or 10.0% compared to the same period last year. On a constant currency basis, revenue increased by $87.1 million or 10.0%. The increase was due to the same factors identified in the quarter, in part offset by a decrease in third-party software and hardware sales.

On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $341 million and $666 million for the three and six months ended March 31, 2022, respectively.

3.4.4. U.S. Federal

For the three months ended March 31, 2022, revenue in our U.S. Federal segment was $438.6 million, an increase of $38.9 million or 9.7% over the same period last year. On a constant currency basis, revenue increased by $38.7 million or 9.7%. The increase in revenue was mainly due to higher transaction volumes related to our IP business process services and the Array acquisition.

For the six months ended March 31, 2022, revenue in our U.S. Federal segment was $855.1 million, an increase of $44.5 million or 5.5% over the same period last year. On a constant currency basis, revenue increased by $58.6 million or 7.2%. The increase was due to the same factors identified in the quarter.

For the three and six months ended March 31, 2022, 87% and 86% of revenues within the U.S. Federal segment were federal civilian based, respectively.

3.4.5. U.K. and Australia

For the three months ended March 31, 2022, revenue in our U.K. and Australia segment was $343.7 million, a decrease of $1.4 million or 0.4% over the same period last year. On a constant currency basis, revenue increased by $8.9 million or 2.6%. The increase in revenue was mainly due to third-party software sales in the government vertical market and growth within the financial services vertical market. This was partly offset by projects completed within the MRD vertical market.

For the six months ended March 31, 2022, revenue in our U.K. and Australia segment was $642.1 million, a decrease of $30.7 million or 4.6% over the same period last year. On a constant currency basis, revenue decreased by $16.4 million or 2.4%. The change was mainly due to the projects completed within the communications & utilities and government vertical markets, as well as the unfavourable settlement of a client contract. This was in part offset by third-party software sales in the government vertical market and growth within the financial services vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications & utilities, generating combined revenues of $283 million and $529 million for the three and six months ended March 31, 2022, respectively.

3.4.6. Central and Eastern Europe

For the three months ended March 31, 2022, revenue in our Central and Eastern Europe segment was $341.7 million, an increase of $4.8 million or 1.4% over the same period last year. On a constant currency basis, revenue increased by $28.7 million or 8.5%. The increase in revenue was primarily due to growth in Germany, largely within the government and communications & utilities vertical markets, as well as growth in the Netherlands, largely within the financial services vertical market.

© CGI Inc.	Page 19

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

For the six months ended March 31, 2022, revenue in our Central and Eastern Europe segment was $673.4 million, an increase of $18.1 million or 2.8% over the same period last year. On a constant currency basis, revenue increased by $66.7 million or 10.2%. The increase in revenue was mainly due to the same factors identified in the quarter.

On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and government, generating combined revenues of approximately $229 million and $451 million for the three and six months ended March 31, 2022, respectively.

3.4.7. Scandinavia

For the three months ended March 31, 2022, revenue in our Scandinavia segment was $242.7 million, a decrease of $31.2 million or 11.4% over the same period last year. On a constant currency basis, revenue decreased by $7.5 million or 2.7%. The decrease was mainly driven by lower work volume and projects successfully completed within the government vertical market in Sweden and Norway. This was partially offset by new business in Denmark.

For the six months ended March 31, 2022, revenue in our Scandinavia segment was $487.6 million, a decrease of $60.7 million or 11.1% over the same period last year. On a constant currency basis, revenue decreased by $23.4 million or 4.3%. The decrease was mainly driven by lower work volume and projects successfully completed within the government vertical market in Sweden and Norway and within the MRD vertical market in Sweden, as well as an adjustment on a client contract. This was partially offset by new business in Denmark.

On a client geographic basis, the top two Scandinavia vertical markets were MRD and government, generating combined revenues of approximately $176 million and $354 million for the three and six months ended March 31, 2022, respectively.

3.4.8. Finland, Poland and Baltics

For the three months ended March 31, 2022, revenue in our Finland, Poland and Baltics segment was $190.3 million, a decrease of $7.9 million or 4.0% over the same period last year. On a constant currency basis, revenue increased by $6.3 million or 3.2%. The increase was mainly due to new business within the government, MRD and health vertical markets and higher work volume within the MRD and communications & utilities vertical markets.

For the six months ended March 31, 2022, revenue in our Finland, Poland and Baltics segment was $382.6 million, a decrease of $23.6 million or 5.8% over the same period last year. On a constant currency basis, revenue increased by $5.8 million or 1.4%. The increase was due to the same factors identified in the quarter, in part offset by a large project related equipment sale in the prior year.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $112 million and $226 million for the three and six months ended March 31, 2022, respectively.

3.4.9. Asia Pacific

For the three months ended March 31, 2022, revenue in our Asia Pacific segment was $193.5 million, an increase of $26.9 million or 16.2% over the same period last year. On a constant currency basis, revenue increased by $33.4 million or 20.0%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services, communications and utilities and MRD vertical markets.

For the six months ended March 31, 2022, revenue in our Asia Pacific segment was $377.4 million, an increase of $49.0 million or 14.9% over the same period last year. On a constant currency basis, revenue increased by $65.0 million or 19.8%. The increase was mainly driven by the same factors identified for the quarter.

© CGI Inc.	Page 20

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.5. OPERATING EXPENSES

	For the three and six months ended March 31,				For the six months ended March 31,
In thousands of CAD except for percentages		% of Revenue		% of Revenue		% of		% of
	2022		2021		2022	Revenue	2021	Revenue

Costs of services, selling and administrative	2,745,776	84.0%	2,593,743	84.3%	5,316,383	83.6%	5,120,217	84.0%

Foreign exchange gain	(438)	—%	(1,529)	—%	(111)	—%	(4,288)	(0.1%	)

3.5.1. Costs of Services, Selling and Administrative

For the three months ended March 31, 2022, costs of services, selling and administrative expenses amounted to $2,745.8 million, an increase of $152.0 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 84.0% from 84.3%. As a percentage of revenue, costs of services reduced compared to the same period last year due to additional employee-related government incentive in the Western and Southern Europe segment and more profitable revenue within the U.S. Federal segment. As a percentage of revenue, selling and administrative expenses remained stable compared to the same period last year.

For the six months ended March 31, 2022, costs of services, selling and administrative expenses amounted to $5,316.4 million, an increase of $196.2 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.6% from 84.0%. As a percentage of revenue, costs of services reduced compared to the same period last year due to the impact of a favourable supplier contract adjustment in the Canada segment and more profitable revenue within the U.S. Federal segment. As a percentage of revenue, selling and administrative expenses remained stable compared to the same period last year.

During three months ended March 31, 2022, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $99.9 million, which was offset by the unfavourable translation impact of $115.9 million on our revenue.

During six months ended March 31, 2022, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $212.5 million, which was offset by the unfavourable translation impact of $248.9 million on our revenue.

3.5.2. Foreign Exchange Gain

During the three and six months ended March 31, 2022, CGI incurred $0.4 million and $0.1 million of foreign exchange gain, respectively, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

© CGI Inc.	Page 21

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended March 31,	For the six months ended March 31,
2022	2021	Change	2022	2021	Change

Western and Southern Europe	85,881	74,305	15.6%	164,771	140,543	17.2%

As a percentage of segment revenue	15.4%	14.5%	15.4%	14.1%

U.S. Commercial and State Government	72,071	61,436	17.3%	143,75	4	128,563	11.8%

As a percentage of segment revenue	14.2%	14.3%	14.5%	14.8%

Canada	108,314	98,007	10.5%	227,584	197,051	15.5%

As a percentage of segment revenue	21.9%	22.1%	23.7%	22.6%

U.S. Federal	70,984	55,919	26.9%	129,843	110,820	17.2%

As a percentage of segment revenue	16.2%	14.0%	15.2%	13.7%

U.K. and Australia	57,429	62,016	(7.4%)	104,595	120,829	(13.4%)

As a percentage of segment revenue	16.7%	18.0%	16.3%	18.0%

Central and Eastern Europe	35,817	36,155	(0.9%)	83,558	78,114	7.0%

As a percentage of segment revenue	10.5%	10.7%	12.4%	11.9%

Scandinavia	12,574	17,454	(28.0%)	26,392	41,612	(36.6%)

As a percentage of segment revenue	5.2%	6.4%	5.4%	7.6%

Finland, Poland and Baltics	23,010	28,169	(18.3%)	47,986	59,200	(18.9%)

As a percentage of segment revenue	12.1%	14.2%	12.5%	14.6%

Asia Pacific	57,528	52,865	8.8%	116,587	105,320	10.7%

As a percentage of segment revenue	29.7%	31.7%	30.9%	32.1%

Adjusted EBIT	523,608	486,326	7.7%	1,045,070	982,052	6.4%

Adjusted EBIT margin	16.0%	15.8%	16.4%	16.1%

For the three months ended March 31, 2022, adjusted EBIT margin increased to 16.0% from 15.8% for the same period last year. The increase in adjusted EBIT margin was primarily due to more profitable revenue within the U.S. Federal segment, as well as additional employee-related government incentive in the Western and Southern Europe segment. This was in part offset by severances in the Scandinavia segment.

For the six months ended March 31, 2022, adjusted EBIT margin increased to 16.4% from 16.1% for the same period last year. The increase in adjusted EBIT margin was primarily due to more profitable revenue within the Central and Eastern Europe and U.S. Federal segments, as well as the impact of a favourable supplier contract adjustment in the Canada segment. This was in part offset by unfavourable adjustments on client contracts within the U.K. and Australia and Scandinavia segments.

3.6.1. Western and Southern Europe

For the three months ended March 31, 2022, adjusted EBIT in the Western and Southern Europe segment was $85.9 million, an increase of $11.6 million when compared to the same period last year. Adjusted EBIT margin increased to 15.4% from 14.5%. The increase in adjusted EBIT margin was primarily due to one more billable day and additional employee-related government incentive. This was partially offset by the temporary dilutive impact of the CMC acquisition, which is in the process of being integrated to achieve its planned synergies.

For the six months ended March 31, 2022, adjusted EBIT in the Western and Southern Europe segment was $164.8 million, an increase of $24.2 million when compared to the same period last year. Adjusted EBIT margin increased to 15.4% from 14.1%. The increase in adjusted EBIT margin was primarily due to the same factors identified for the quarter.

© CGI Inc.	Page 22

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.6.2. U.S. Commercial and State Government

For the three months ended March 31, 2022, adjusted EBIT in the U.S. Commercial and State Government segment was $72.1 million, an increase of $10.6 million when compared to the same period last year. Adjusted EBIT margin was essentially stable, at 14.2%.

For the six months ended March 31, 2022, adjusted EBIT in the U.S. Commercial and State Government segment was $143.8 million, an increase of $15.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 14.5% from 14.8%. The change in adjusted EBIT margin was mainly due to less IP license sales.

3.6.3. Canada

For the three months ended March 31, 2022, adjusted EBIT in the Canada segment was $108.3 million, an increase of $10.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 21.9% from 22.1%. The change was mainly due to lower utilization, driven by the ramp up of new hires in response to high demand, primarily in the financial services vertical market. This was partially offset by higher IP license sales.

For the six months ended March 31, 2022, adjusted EBIT in the Canada segment was $227.6 million, an increase of $30.5 million when compared to the same period last year. Adjusted EBIT margin increased to 23.7% from 22.6%. The increase was mainly due to the impact of a favourable supplier contract adjustment. This was offset in part by lower utilization, driven by the ramp up of new hires in response to high demand, primarily in the financial services vertical market.

3.6.4. U.S. Federal

For the three months ended March 31, 2022, adjusted EBIT in the U.S. Federal segment was $71.0 million, an increase of $15.1 million when compared to the same period last year. Adjusted EBIT margin increased to 16.2% from 14.0%. Adjusted EBIT margin increased primarily due to higher transaction volumes related to our IP business process services and the Array acquisition.

For the six months ended March 31, 2022, adjusted EBIT in the U.S. Federal segment was $129.8 million, an increase of $19.0 million when compared to the same period last year. Adjusted EBIT margin increased to 15.2% from 13.7%. The increase in adjusted EBIT margin was mainly due to the same factors identified for the quarter..

3.6.5. U.K. and Australia

For the three months ended March 31, 2022, adjusted EBIT in the U.K. and Australia segment was $57.4 million, a decrease of $4.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.7% from 18.0%. The change was mainly due to costs related to the ramp up of new government contracts, as well as projects completed within the MRD vertical market. This was in part offset by profitable revenue growth within the financial services vertical market.

For the six months ended March 31, 2022, adjusted EBIT in the U.K. and Australia segment was $104.6 million, a decrease of $16.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 16.3% from 18.0%. The change was mainly due to projects completed within the communications & utilities and government vertical markets and the unfavourable settlement of a client contract. This was in part offset by profitable revenue growth within the financial services vertical market.

© CGI Inc.	Page 23

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.6.6. Central and Eastern Europe

For the three months ended March 31, 2022, adjusted EBIT in the Central and Eastern Europe segment was $35.8 million, a decrease of $0.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 10.5% from 10.7%. The change in adjusted EBIT margin is primarily due to an asset impairment and higher costs related to the continued optimization and modernization of our infrastructure business. This was in part offset by profitable revenue growth in Germany and the Netherlands.

For the six months ended March 31, 2022, adjusted EBIT in the Central and Eastern Europe segment was $83.6 million, an increase of $5.4 million when compared to the same period last year. Adjusted EBIT margin increased to 12.4% from 11.9%. The increase in adjusted EBIT margin was mainly due to the same factors identified for the quarter.

3.6.7. Scandinavia

For the three months ended March 31, 2022, adjusted EBIT in the Scandinavia segment was $12.6 million, a decrease of $4.9 million when compared to the same period last year. Adjusted EBIT margin decreased to 5.2% from 6.4%. The change in adjusted EBIT margin was mainly due to severances in Sweden to realign our operations. This was partially offset by profitable new business in Denmark.

For the six months ended March 31, 2022, adjusted EBIT in the Scandinavia segment was $26.4 million, a decrease of $15.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 5.4% from 7.6%. The change in adjusted EBIT margin was mainly due to the factors identified in the revenue section, as well as an adjustment on a client contract.

3.6.8. Finland, Poland and Baltics

For the three months ended March 31, 2022 adjusted EBIT in our Finland, Poland and Baltics segment was $23.0 million, a decrease of $5.2 million, when compared to the same period last year. Adjusted EBIT margin decreased to 12.1% from 14.2% mainly due to temporary lower utilization associated with ramping up of a large new managed IT services contract.

For the six months ended March 31, 2022 adjusted EBIT in our Finland, Poland and Baltics segment was $48.0 million, a decrease of $11.2 million, when compared to the same period last year. Adjusted EBIT margin decreased to 12.5% from 14.6% mainly due to the same factors identified for the quarter, as well as lower IP license sales in the government vertical market and the prior year payroll tax relief. This was in part offset by a prior year asset impairment.

3.6.9. Asia Pacific

For the three months ended March 31, 2022, adjusted EBIT in the Asia Pacific segment was $57.5 million, an increase of $4.7 million when compared to the same period last year. Adjusted EBIT margin decreased to 29.7% from 31.7%. The change in adjusted EBIT margin was mostly due to a volume rebate on a client contract and the net impact of foreign currency transactions.

For the six months ended March 31, 2022, adjusted EBIT in the Asia Pacific segment was $116.6 million, an increase of $11.3 million when compared to the same period last year. Adjusted EBIT margin decreased to 30.9% from 32.1%. The change in adjusted EBIT margin was mostly due to the same factors identified for the quarter.

© CGI Inc.	Page 24

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

In thousands of CAD except for percentage	For the three months ended March 31,				For the six months ended March 31,
	2022	% of Revenue	2021	% of Revenue	2022	% of Revenue	2021	% of Revenue
Adjusted EBIT	523,608	16.0%	486,326	15.8%	1,045,070	16.4%	982,052	16.1%
Minus the following items:

Acquisition-related and integration costs	2,248	0.1%	848	0.0%	4,865	0.1%	5,587	0.1%
Net finance costs	22,539	0.7%	26,231	0.9%	48,117	0.8%	53,409	0.9%

Earnings before income taxes	498,821	15.3%	459,247	14.9%	992,088	15.6%	923,056	15.1%

3.7.1. Acquisition-Related and Integration Costs

For the three and six months ended March 31, 2022 the Company incurred $2.2 million and $4.9 million, respectively, of acquisition-related and integration costs for the integration towards the CGI operating model. These costs were mainly related to terminations of employment and other integration costs.

3.7.2. Net Finance Costs

Net finance costs mainly include interest on our long-term debt and lease liabilities. For the three and six months ended March 31, 2022, the net finance costs decrease of $3.7 million and $5.3 million, respectively, were mainly explained by less interest charges related to our unsecured notes, primarily as a result of the scheduled repayments.

© CGI Inc.	Page 25

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentage and shares data	For the three months ended March 31,						For the six months ended March 31,
	2022		2021		Change		2022	2021		Change

Earnings before income taxes	498,821		459,247		8.6%		992,088	923,056		7.5%

Income tax expense	126,833		118,034		7.5%		252,652	238,392		6.0%

Effective tax rate	25.4%		25.7%				25.5%	25.8%

Net earnings	371,988		341,213		9.0%		739,436	684,664		8.0%

Net earnings margin	11.4%		11.1%				11.6%	11.2%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	240,299,03	0	250,199,10	6	(4.0%	)	241,641,373	253,592,67	1	(4.7%	)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	243,834,05	2	253,965,69	7	(4.0%	)	245,354,918	257,274,70	4	(4.6%	)

Earnings per share (in dollars)

Basic	1.55		1.36		14.0%		3.06	2.70		13.3%

Diluted	1.53		1.34		14.2%		3.01	2.66		13.2%

3.8.1. Income Tax Expense

For the three months ended March 31, 2022, income tax expense was $126.8 million compared to $118.0 million over the same period last year, while our effective tax rate decreased to 25.4% from 25.7%. For the three months ended March 31, 2022, the effective tax rate excluding specific items decreased to 25.3% from 25.7%. In both cases, the decrease in the income tax rate is mainly attributable to a corporate tax rate reduction in France, partly offset by a different profitability mix in certain geographies.

For the six months ended March 31, 2022, income tax expense was $252.7 million compared to $238.4 million over the same period last year, while our effective tax rate decreased to 25.5% from 25.8%. For the six months ended March 31, 2022, the effective tax rate excluding specific items decreased to 25.4% from 25.8%. In both cases, the decrease in the income tax rate is mainly attributable to the same factors identified for the quarter.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2021 and our current business mix, we expect our effective tax rate before specific items to be in the range of 24.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Q2 2022, CGI’s basic and diluted weighted average number of shares decreased compared to Q2 2021 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options. Please refer to note 5 of our interim condensed financial statements for additional information.

© CGI Inc.	Page 26

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs.

In thousands of CAD except for percentages and shares data	For the three months ended March 31,					For the six months ended March 31,
	2022		2021		Change	2022	2021	Change

Earnings before income taxes	498,821		459,247		8.6%	992,088	923,056	7.5%

Add back:

Acquisition-related and integration costs	2,248		848		165.1%	4,865	5,587	(12.9%)

Earnings before income taxes excluding specific items	501,069		460,095		8.9%	996,953	928,643	7.4%

Income tax expense	126,833		118,034		7.5%	252,652	238,392	6.0%

Effective tax rate	25.4%		25.7%			25.5%	25.8%

Add back:

Tax deduction on acquisition-related and integration costs	115		210		(45.2%)	747	1,206	(38.1%)

Impact on effective tax rate	(0.1)%		—%			(0.1)%	—%

Income tax expense excluding specific items	126,948		118,244		7.4%	253,399	239,598	5.8%

Effective tax rate excluding specific items	25.3%		25.7%			25.4%	25.8%

Net earnings excluding specific items	374,121		341,851		9.4%	743,554	689,045	7.9%

Net earnings margin excluding specific items	11.4%		11.1%			11.7%	11.3%
Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	240,299,03	0	250,199,10	6	(4.0%)	241,641,373	253,592,671	(4.7%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	243,834,05	2	253,965,69	7	(4.0%)	245,354,918	257,274,704	(4.6%)
Earnings per share excluding specific items (in dollars)

Basic	1.56		1.37		13.9%	3.08	2.72	13.2%

Diluted	1.53		1.35		13.3%	3.03	2.68	13.1%

© CGI Inc.	Page 27

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at March 31, 2022, cash and cash equivalents were $1,056.3 million. The following table provides a summary of the generation and use of cash for the three and six months ended March 31, 2022 and 2021.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2022	2021	Change	2022	2021	Change

Cash provided by operating activities	472,629	572,617	(99,988)	956,954	1,170,090	(213,136)

Cash used in investing activities	(125,080)	(85,614)	(39,466)	(330,938)	(166,735)	(164,203)

Cash used in financing activities	(430,830)	(762,536)	331,706	(1,204,805)	(1,289,961)	85,156

Effect of foreign exchange rate changes on cash and cash equivalents	(45,108)	(59,772)	14,664	(64,165)	(81,585)	17,420

Net decrease in cash and cash equivalents	(128,389)	(335,305)	206,916	(642,954)	(368,191)	(274,763)

4.1.1. Cash Provided by Operating Activities

For the three months ended March 31, 2022, cash provided by operating activities was $472.6 million or 14.5% of revenue compared to $572.6 million or 18.6% for the same period last year. For the six months ended March 31, 2022, cash provided by operating activities was $957.0 million or 15.0% of revenue compared to $1,170.1 million or 19.2% for the same period last year. The following table provides a summary of the generation and use of cash from operating activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2022	2021	Change	2022	2021	Change

Net earnings	371,988	341,213	30,775	739,436	684,664	54,772

Amortization, depreciation and impairment	118,770	124,747	(5,977)	237,025	257,164	(20,139)

Other adjustments[1]	4,251	(21,129)	25,380	10,581	(22,226)	32,807

Cash flow from operating activities before net change in non-cash working capital items	495,009	444,831	50,178	987,042	919,602	67,440

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	1,928	161,620	(159,692)	632	221,062	(220,430)

Accounts payable and accrued liabilities, accrued compensation and employee- related liabilities, provisions and long-term liabilities	(18,338)	868	(19,206)	(87,054)	15,765	(102,819)

Other[2]	(5,970)	(34,702)	28,732	56,334	13,661	42,673

Net change in non-cash working capital items	(22,380)	127,786	(150,166)	(30,088)	250,488	(280,576)

Cash provided by operating activities	472,629	572,617	(99,988)	956,954	1,170,090	(213,136)

[1]	Comprised of deferred income taxes (recovery), foreign exchange (gain) loss, share-based payment costs and lease terminations gain.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, income taxes, derivative financial instruments and retirement benefits obligations.

For the three months ended March 31, 2022, cash provided by operating activities was $472.6 million, down $100.0 million from the same period last year, due mainly to the net change in non-cash working capital items. The net change in non-

© CGI Inc.	Page 28

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

cash working capital items of $22.4 million for Q2 2022 was mostly due to the payments of performance-based compensation to our members, partially offset by the collection of tax credits.

For the six months ended March 31, 2022, cash provided by operating activities was $957.0 million, down $213.1 million from the same period last year, due mainly to the net change in non-cash working capital items. The net change in non-cash working capital items of $30.1 million for the six months ended March 31, 2022 was mostly due to the payments of performance-based compensation to our members, partially offset by the timing of accounts payable and accrued liabilities and income tax payments.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

4.1.2. Cash Used in Investing Activities

For the three and six months ended March 31, 2022, $125.1 million and $330.9 million were used in investing activities, while $85.6 million and $166.7 million were used over the same periods last year, respectively.

The following table provides a summary of the use of cash from investing activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2022	2021	Change	2022	2021	Change

Business acquisitions	(36,346)	(1,332)	(35,014)	(158,018)	(28,600)	(129,418)

Purchase of property, plant and equipment	(32,993)	(33,471)	478	(75,586)	(50,280)	(25,306)

Additions to contract costs	(24,257)	(20,544)	(3,713)	(40,479)	(34,851)	(5,628)

Additions to intangible assets	(31,657)	(30,293)	(1,364)	(57,150)	(55,197)	(1,953)

Net change in short-term investments and purchase of long-term investments	173	26	147	295	2,193	(1,898)

Cash used in investing activities	(125,080)	(85,614)	(39,466)	(330,938)	(166,735)	(164,203)

The increase of $39.5 million in cash used in investing activities during the three months ended March 31, 2022 was mainly due to the acquisition of Unico.

The increase of $164.2 million in cash used in investing activities during the six months ended March 31, 2022 was mainly due to business acquisitions, as well as more investments in computer equipment.

© CGI Inc.	Page 29

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

4.1.3. Cash Used in Financing Activities

For the three and six months ended March 31, 2022, $430.8 million and $1,204.8 million were used in financing activities while $762.5 million and $1,290.0 million were used over the same periods last year, respectively.

The following table provides a summary of the use of cash from financing activities:

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2022	2021	Change	2022	2021	Change

Increase of long-term debt	—	23,439	(23,439)	—	29,864	(29,864)

Repayment of long-term debt	(4,057)	(2,479)	(1,578)	(330,845)	(42,362)	(288,483)

Payment of lease liabilities	(36,605)	(50,757)	14,152	(73,175)	(91,776)	18,601

	(40,662)	(29,797)	(10,865)	(404,020)	(104,274)	(299,746)

Repayment of debt assumed from business acquisitions	—	—	—	(84,558)	—	(84,558)

Purchase of Class A subordinate voting shares held in trusts	—	—	—	(70,303)	(31,404)	(38,899)

Purchase and cancellation of Class A subordinate voting shares	(400,000)	(747,068)	347,068	(666,915)	(1,183,123)	516,208

Issuance of Class A subordinate voting shares	9,832	14,329	(4,497)	20,991	28,840	(7,849)

Cash used in financing activities	(430,830)	(762,536)	331,706	(1,204,805)	(1,289,961)	85,156

For the three months ended March 31, 2022, we repaid $4.1 million of our long-term debt and we paid $36.6 million of lease liabilities. For the three months ended March 31, 2021, we increased our long-term debt by $21.0 million and we paid $50.8 million of lease liabilities.

For the six months ended March 31, 2022, we repaid $330.8 million of our long-term debt, mainly driven by the scheduled repayment of Senior U.S. unsecured notes in the amount of $319.7 million (US$250.0 million). In addition, we paid $73.2 million of lease liabilities and used $84.6 million to repay debt assumed from business acquisitions. For the six months ended March 31, 2021, we paid $91.8 million of lease liabilities and used $12.5 million to reduce our outstanding long-term debt.

For the six months ended March 31, 2022, $70.3 million was used to purchase Class A Shares in connection with the Performance Share Unit Plans (PSU Plans) compared to $31.4 million during the six months ended March 31, 2021. More information concerning the PSU Plans can be found in note 20 of the Company’s audited consolidated financial statements for the year ended September 30, 2021.

For the three months ended March 31, 2022, $400.0 million was used for the purchase for cancellation of 3,968,159 Class A Shares, compared to $747.1 million for the purchase for cancellation of 7,708,265 Class A Shares over the same period last year. For the six months ended March 31, 2022, $666.9 million was used for the purchase for cancellation of 6,428,925 Class A Shares, compared to $1,183.1 million for the purchase for cancellation of 12,360,665 Class A Shares over the same period last year.

In addition, for the three months ended March 31, 2022, we received $9.8 million in proceeds from the exercise of stock options, while in Q2 2021, we received $14.3 million. For the six months ended March 31, 2022, we received $21.0 million in proceeds from the exercise of stock options, compared to $28.8 million during the six months ended March 31, 2021.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the three and six months ended March 31, 2022, the effect of foreign exchange rate changes on cash and cash equivalents had an unfavourable impact of $45.1 million and $64.2 million, respectively. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

© CGI Inc.	Page 30

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

4.2. CAPITAL RESOURCES

As at March 31, 2022	Available

In thousands of CAD

Cash and cash equivalents	1,056,252

Short-term investments	3,133

Long-term investments	16,646

Unsecured committed revolving credit facility[1]	1,495,906

Total	2,571,937

[1]	As at March 31, 2022, letters of credit in the amount of $4.1 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.

As at March 31, 2022, cash and cash equivalents and investments represented $1,076.0 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Short-term and Long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

As at March 31, 2022, the aggregate amount of the capital resources available to the Company was $2,571.9 million. Certain long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at March 31, 2022, CGI was in compliance with these covenants.

Total debt decreased by $36.1 million to $3,041.9 million as at March 31, 2022 compared to $3,078.0 million as at December 31, 2021. The variance was mainly due to a foreign exchange translation impact of $33.3 million.

As at March 31, 2022, CGI was showing a positive working capital (total current assets minus total current liabilities) of $688.8 million. The Company also had $1,495.9 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our Fiscal year ended September 30, 2021.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 9 of our interim condensed consolidated financial statements for additional information on our financial instruments and hedging transactions.

© CGI Inc.	Page 31

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at March 31,	2022	2021
In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,729,684	2,938,694

Add back:

Cash and cash equivalents	1,056,252	1,339,794

Short-term investments	3,133	—

Long-term investments	16,646	20,116

Fair value of foreign currency derivative financial instruments related to debt	(72,213)	(108,352)

Long-term debt and lease liabilities [1]	3,733,502	4,190,252

Net debt to capitalization ratio	28.7%	30.9%

Return on equity	21.0%	17.2%

Return on invested capital	15.7%	12.8%

Days sales outstanding	42	39

[1]

As at March 31, 2022, long-term debt and lease liabilities were $3,041.9 million ($3,372.5 million as at March 31, 2021) and $691.6 million ($817.7 million as at March 31, 2021), respectively, including their current portions.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2. of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio decreased to 28.7% in Q2 2022 from 30.9% in Q2 2021 mostly due to our cash generation, partially offset by the repurchase of shares and investments in our business acquisitions during the last four quarters.

ROE is a measure of the return we are generating for our shareholders. ROE increased to 21.0% in Q2 2022 from 17.2% in Q2 2021. The increase was mainly due to higher net earnings and, to a lesser extent, the impact of repurchased shares and the impact of translating financial statements of our foreign operations over the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio increased to 15.7% in Q2 2022 from 12.8% in Q2 2021. The increase in ROIC was mainly the result of higher net earnings excluding net finance costs after-tax over the last four quarters.

DSO increased to 42 days at the end of Q2 2022 when compared to 39 days in Q2 2021. This increase is mainly due to a lower level of cash collection compared to our growth. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from managed IT and business process services clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.

© CGI Inc.	Page 32

Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at March 31, 2022. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its interim condensed consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at March 31, 2022, we had committed a total of $22.0 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Despite the impact of the COVID-19 pandemic, as outlined in section 2.3. of the present document, CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2022.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and the Capability Maturity Model Integration (CMMI) certification programs.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

5.	Changes in Accounting Policies

The interim condensed consolidated financial statements for the three and six months ended March 31, 2022 and 2021 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARD

The following standard has been adopted by the Company on October 1, 2021:

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instrument relationships directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate, which is planned to expire in June 2023. As at December 31, 2021, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The implementation of this amendment resulted in no impact on the Company’s interim consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standards have been issued but are not yet effective as of March 31, 2022:

In May 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment clarifies that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract. The standard will be effective on October 1, 2022 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Accounting standards currently issued by the IASB but effective on October 1, 2023 for the Company, with earlier application permitted, are described in note 3, Summary of significant accounting policies, of the Company’s consolidated financial statements for the year ended September 30, 2021.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

6.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2021 and 2020. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the interim condensed consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

The uncertainties around the COVID-19 pandemic required the use of judgements and estimates which resulted in no material impact for the period ended March 31, 2022. The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

Areas impacted by estimates	Consolidated balance sheets		Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress, provision and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business consulting, strategic IT consulting and systems integration under fixed fee arrangements

Revenue from business consulting, strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

obligations within agreed upon budget and time frames. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision for an onerous revenue-generating contract is recorded.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2021 and 2020. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

A change in the assumptions used to determine the lease term could result in a significant impact on the right-of-use assets and the lease liabilities presented in the consolidated balance sheet as well as in the depreciation of the right-of-use assets and interest expense on lease liabilities.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our interim condensed consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

7.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual fillings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2021, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2021.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2021, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2021.

For the quarter ended March 31, 2022, there was no change in the Company’s internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

8.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, rising energy costs, recession criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, inflation, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks. Climate change risks can arise from physical risks (risks related to the physical effects of climate change) and transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, such as the current armed conflict in the Ukraine, inflation, and rising energy costs, global equity and capital markets may experience significant volatility and weakness. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Pandemics, including the COVID-19 pandemic, have caused, and may in the future cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption. A pandemic poses the risk that our members, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. The COVID-19 pandemic has

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to the COVID-19 pandemic or other pandemics, have caused and may continue to cause material disruptions to businesses globally and are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business. While emergency measures and restrictions in response to the COVID-19 pandemic have been eased or, in certain cases, eliminated, resurgence in new COVID-19 cases, or the emergence and progression of new variants, may cause governmental authorities or companies to strengthen or re-introduce additional emergency measures and restrictions, which could materially adversely affect our business.

A pandemic, including the COVID-19 pandemic, may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements. As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, global equity and capital markets have experienced and may continue to experience significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy and duration of government and central bank interventions. The extent to which the COVID-19 pandemic impacts our future business, including our operations and the market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak, the availability and effectiveness of vaccines and the speed of their distribution, the actions taken to contain the COVID-19 pandemic, and the actions taken to prevent and treat the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of these developments or the negative impact on our financial results, share price and financial condition in future periods. Many of the risks, uncertainties and other risk factors identified are, and will be, amplified by the COVID-19 pandemic. While we have implemented business continuity plans and taken additional steps and measures, there can be no assurance that these actions, in response to the COVID-19 pandemic, will succeed in preventing or mitigating the negative impacts of the COVID-19 pandemic on our Company, members, clients, contractors and business partners, which may continue post COVID-19 pandemic.

8.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive, and we might not be able to compete effectively.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property,

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

8.1.3. Risks Related to our Business

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: (i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our profitability to decline.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding our major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

We face risks associated with early termination of our contractual agreements.

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our customers and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and personnel for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/ or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, inflation, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, rising inflation, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our U.S., U.K., Australian, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

8.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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Management’s Discussion and Analysis	For the three and six months ended March 31, 2022 and 2021

Transfer Agent

Computershare Investor Services Inc.

+1(800) 564-6253

Investor Relations

Kevin Linder

Senior Vice-President, Finance & Treasury and Head of Investor Relations

Telephone: +1(905) 973-8363

kevin.linder@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

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